SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 26, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated July 26, 2004, regarding information to the shareholders of Ericsson in connection with the EGM, August 31, 2004, with regard to the proposal to change the voting rights.

Information to the shareholders of Telefonaktiebolaget

LM Ericsson in connection with the extraordinary general

meeting of shareholders on 31 August 2004 with regard to a

proposal to change the difference in voting rights between

A-shares and B-shares from 1000:1 to 10:1

This document has been prepared to provide information to the shareholders in Telefonaktiebolaget LM Ericsson prior to a resolution to be adopted at the extraordinary general meeting of shareholders on 31 August 2004. If the general meeting of shareholders resolves in favour of the proposal, a separate information brochure and an application form will be sent to the A-shareholders after the meeting. The information brochure will describe the procedure of converting B-shares to A-shares and the sale of conversion rights.

Extraordinary shareholders’ meeting

An extraordinary general meeting of shareholders in Ericsson will be held in Berwaldhallen, Dag Hammarskjölds väg 3, Stockholm, Sweden, on Tuesday 31 August 2004, at 5:30 p.m.

Proposal for a resolution at the shareholders’ meeting

A number of major shareholders in Ericsson have presented a proposal to be resolved upon by the shareholders’ meeting. The proposal entails the difference in voting rights between the A-share and the B-share being changed from 1000:1 to 10:1 by way of increasing the voting rights attached to the B-share from 1/1000 of a vote to 1/10 of a vote. In addition, it is proposed that A-shareholders be allotted one conversion right for each A-share. Each conversion right entitles the holder to convert one B-share to one A-share during the period 20 September - 10 December 2004.

Participation in the shareholders’ meeting

Only those shareholders, who have been entered into the transcription of the share register as of Saturday 21 August 2004, kept by VPC AB (the Swedish Securities Register Centre) are entitled to participate in the meeting, provided notice of attendance has been given. Since said date will fall on a Saturday, shareholders must be registered with VPC AB on Friday 20 August 2004. Shareholders, whose shares are registered in the name of a nominee, must be temporarily entered into the share register in order to be entitled to participate in the meeting. The shareholder is requested to inform the nominee well before Friday 20 August 2004, when such registration must have been effected. Please observe that this procedure may also be applicable for shareholders who are using a custody account with a bank and/or trading via the Internet.

Notice of attendance

Shareholders who would like to attend the extraordinary general meeting shall give notice hereof to the Company not later than 4 p.m. on Wednesday 25 August 2004 via Ericsson’s web site www.ericsson.com/investors or by phone no. +46 (0)8 775 01 99 between 10 a.m. and 4 p.m. weekdays, or by facsimile no. +46 (0)8 775 80 18. Notice may also be given within the prescribed time by mail to Telefonaktiebolaget LM Ericsson, Group Function Legal Affairs, Box 47021, SE-100 74 Stockholm, Sweden. When giving notice of attendance, please indicate name, date of birth, address, telephone no., and number of attending assistants.

Shareholders who are represented by proxy shall issue a power of attorney for the representative. To a power of attorney issued by a legal entity, a copy of the certificate of registration of the legal entity shall be attached. The documents must not be older than one year. In order to facilitate the registration at the meeting, powers of attorney in its original, certificates of registration and other documents of authority should be sent to the Company at the address above so as to be available by Friday 27 August 2004.

Certain definitions

“Ericsson” or the “Company” refers to Telefonaktiebolaget LM Ericsson.

The “Offerors” refers to the group of major Swedish1 institutional shareholders making the Offer (see page 7).

The “Offer” refers to the offer made by the Offerors to holders of conversion rights to acquire conversion rights for a price of SEK 1.10 in cash per conversion right (see page 7).

This document does not constitute a prospectus, and no offer is made hereunder. The Offer, which is made by the Offerors and to which reference is made in this document, is not made, directly or indirectly, to persons in the United States of America, Australia, Japan or Canada, or to persons whose participation requires additional prospectuses, registration measures or other measures in addition to those required under Swedish law. This document is a translation of a Swedish document. In the event of any differences between this translation and the Swedish original, the Swedish document shall prevail.

[1]	Certain Luxembourg-based funds are also included in this group.

1(9)

Background and reasons

In accordance with Ericsson’s present articles of association, each A-share confers one vote and each B-share 1/1000 of a vote. In connection with the B-share rights issue in Ericsson in 2002, the principal owners, Investor AB and AB Industrivärden, together with a group of other major Swedish shareholders announced that the chairman of the board of Ericsson would head a working group consisting of representatives of the A-shareholders and the B-shareholders. The working group was to investigate ways to change the difference in voting rights between A-shares and B-shares from 1000:1 to 10:1, taking into account the importance of the voting rights issue for all shareholders and the A-shareholders’ wish for compensation.

On 19 February 2004 the working group2 proposed a solution. The proposal has now been submitted to the extraordinary general meeting of shareholders in Ericsson by the shareholders who were members of the working group. The proposal entails the voting rights attached to the B-share being changed from 1/1000 of a vote to 1/10 of a vote and all A-shareholders receiving a separate right, a conversion right, for each A-share. Each conversion right entitles the holder to convert one B-share to one A-share during a period of approximately three months. The conversion right is also intended to be listed on Stockholmsbörsen (the Stockholm Exchange).

As of 28 May 2004, the shareholders represented in the working group held A-shares representing, in total, approximately 87.1% of the votes and approximately 3.6% of the shares in Ericsson, corresponding to approximately 89.1% of all the A-shares in the Company. Further, the shareholders represented in the working group held B-shares representing in total approximately 0.5% of the votes and approximately 20.4% of the shares, corresponding to approximately 21.3% of all B-shares in the Company. The shareholders represented in the working group held approximately 24.1% of the total number of shares in Ericsson.

The proposal is conditional on approval at the extraordinary general meeting of Ericsson. In addition, completion of the proposal was subject to certain other conditions, all of which have now been met.

One condition was that the Swedish Securities Council (Aktiemarknadsnämnden) would state that the proposal was not in conflict with good practice on the securities market. This condition was met on 15 March 2004 when the Swedish Securities Council stated that the proposal is consistent with good practice on the Swedish securities market and that it can be assumed to be in the best interest of the Company and therefore in the interest of all shareholders. Another condition was the approval of the proposal at the general meetings of Investor AB and AB Industrivärden. Such approvals were given on 22 and 29 March 2004, respectively. The final condition involving certain tax issues was met on 1 July 2004 when the Supreme Administrative Court (Regeringsrätten) confirmed an advance tax ruling previously ruled by the Council for Advance Tax Rulings (Skatterättsnämnden) implying that the reduction of the voting rights difference to 10:1 and the conversion from B-shares to A-shares do not trigger tax liability (see also page 4).

The proposal also envisaged that a cash offer to acquire conversion rights for SEK 1.10 per conversion right be made to allow smaller A-shareholders an opportunity to sell free of commission their conversion rights. The offer, which is made by a number of major Swedish institutional shareholders in Ericsson, was made public on 21 July 2004.

Ericsson’s board of directors and management have pointed out that it is important to the Company that the difference in voting rights between the A-shares and the B-shares in the Company is changed from 1000:1 to 10:1. The current difference in voting rights has been criticized by many Swedish and foreign shareholders. Ericsson’s board of directors and management are of the opinion that it is of benefit to Ericsson and its shareholders that the difference in voting rights is changed in accordance with the proposal.

[2]	The working group consisted of representatives of the major A-shareholders in Ericsson including Investor AB, AB Industrivärden, Handelsbankens Pensionsstiftelse, Handelsbankens Pensionskassa and Svenska Handelsbankens Personalstiftelse along with the majority of the larger B-shareholders: Alecta Pensionsförsäkring, ömsesidigt, Arbetsmarknadsförsäkringar, pensionsförsäkringsaktiebolag, Första AP-fonden, Andra AP-fonden, Tredje AP-fonden, Fjärde AP-fonden, Livförsäkringsaktiebolaget Skandia, Nordea funds in Sweden and Luxembourg, Robur funds, Gamla Livförsäkringsaktiebolaget SEB Trygg Liv, SEB funds, SEB Trygg Liv AB, Handelsbanken funds, Handelsbanken Liv Försäkrings AB and SPP funds.

2(9)

Change in the voting rights and creation of conversion rights

The proposal

The proposal, to be resolved upon by the extraordinary general meeting, entails the following.

•	The voting rights attached to each B-share are changed from 1/1000 of a vote to 1/10 of a vote by amendment of the articles of association. The voting rights attached to A-shares will remain one vote per A-share. In this way, the relationship between the voting rights attached to A-shares and B-shares respectively becomes 10:1.

•	Those who are registered as holders of A-shares on 10 September 2004 will for each A-share receive one conversion right, entitling the holder to convert one B-share to one A-share.

•	The conversion rights will be created by means of a resolution of the extraordinary general meeting of shareholders that conversion rights be issued to A-shareholders. Moreover, Ericsson’s articles of association will be supplemented with a provision to the effect that one conversion right entitles the holder to convert one B-share to one A-share during the period 20 September - 10 December 2004.

The resolutions are to be adopted as a unit and are consequently conditional upon each other. The proposed new wording of the articles of association appears on page 9.

Majority requirement

The proposal entails a change of Ericsson’s articles of association to the effect that the number of votes attached to the B-shares is increased. This requires approval by shareholders representing 2/3 of the votes cast (A-shares and B-shares) as well as the shares represented at the general meeting (A-shares and B-shares). In addition, the proposal must be approved by holders of half of all A-shares in the Company and 9/10 of the A-shares represented at the general meeting.

Shareholders who have undertaken to vote in favour of the proposal

The shareholders who submitted the proposal have also undertaken to vote in favour of it at the general meeting. As of 28 May 2004 these shareholders together represented approximately 87.6% of the total number of votes in the Company and 24.1% of the total number of shares in the Company and approximately 89.1% of the total number of A-shares in the Company.

The purpose of the conversion rights

The purpose of allowing conversion of a limited number of B-shares to A-shares during a certain period and allotting transferable conversion rights to the A-shareholders, is to give A-shareholders the option either to sell the conversion rights, or to exercise the conversion rights and in the latter case be able to double their holdings of A-shares.

Purchase and sale of conversion rights

The conversion rights are intended to be listed for trading on Stockholmsbörsen during a limited period of time. In addition, the Offerors have made an offer for acquisition of conversion rights for SEK 1.10 per conversion right (see also page 7).

Timetable

3(9)

Tax issues in Sweden

The following description of certain Swedish tax regulations is based on an advance ruling confirmed by the Supreme Administrative Court in response to specific tax issues arising from this particular situation and from other regulations now in effect. This summary is intended to be used as information only by those persons holding shares in Ericsson and who have an unlimited tax liability in Sweden. Each shareholder should consult a tax adviser in order to ensure the proper application of these regulations in a given context.

The Supreme Administrative Court has assessed the tax issues regarding the proposed transaction. The change in Ericsson’s articles of association and the issue of conversion rights do not trigger a tax liability. Instead, the tax base of the A-shares entitling to the conversion right will be allocated between those shares and the conversion rights. No taxation takes place when the conversion rights are exercised. Taxation takes place first if the conversion rights are sold. In such a case, taxation will occur on the basis of capital gains or loss regulations applying to shares and other similar securities (participation rights).

Receipt of conversion rights

The change in Ericsson’s articles of association resulting in a decrease in the difference in voting rights between the Company’s A-shares and B-shares does not imply that one or the other of the shares is considered to have been sold.

When a conversion right is received on the basis of ownership of an A-share, the market value of the conversion right is not taxable as such. Instead, the tax base of the A-shares entitling to the conversion rights is allocated between those shares and the conversion rights. The tax base generally means the acquisition cost, including commissions, calculated according to the average method.

Sale of conversion rights

If a conversion right is sold, the difference between the sales price less sales expenses and the tax base (as referred to above) is reported as a capital gain or capital loss. The conversion right shall be considered to have been acquired for an amount equivalent to that portion of the tax base of the A-share, immediately prior to the issuance of the conversion right, comprised of the difference between the market value of the conversion right, at issuance, and the market value of the A-share prior to such issuance (of the conversion right).

The acquisition cost for a conversion right purchased in the market is the purchase price paid.

The so-called standard method, according to which the tax base is to be determined as 20% of the net sales price, may not be applied. For examples of the calculation of capital gains/capital losses, see below.

A conversion right shall be treated as a participation right, that is, as a security, which, in principle, is taxed in the same manner as a share.

Exercise of a conversion right for conversion

The conversion of a B-share to an A-share does not comprise a sale. Conversion does, therefore, not give rise to taxation for capital gains/capital losses. The A-shares converted to B-shares are to be considered to have been acquired for a compensation equivalent to the tax base of the converted B-shares. As the conversion takes place by the exercise of a conversion right, the tax base of the conversion right shall be added to the tax base of the B-shares.

The Company intends to request that the Swedish Tax Agency, on the basis of recommendations, approve the method by which the tax base is to be allocated between the shares and conversion rights, respectively.

Three examples of calculations of capital gains/capital losses with the sale of conversion rights.

Assumptions:

1.	A-shares in Ericsson are traded at SEK 20 immediately prior to the issuance of the conversion right.

2.	Immediately after the issuance of the conversion right the conversion right is listed at SEK 1.10.

3.	The tax base of an A-share is SEK 15 (pursuant to alternative 1), SEK 20 (pursuant to alternative 2) or SEK 30 (pursuant to alternative 3).

4.	The conversion right is sold for SEK 1.10.

5.	Expenses for the sale, commissions, etc. have not been considered.

4(9)

Calculations:

The sale of a conversion right results in a capital gain/capital loss according to the following alternatives: 3

Alternative 1 (A-share purchased for SEK 15)

Sales price of the conversion right	1.10
Less tax base 5.5%of SEK 15 (rounded off)	–0.83

Capital gain	0.27

The remaining tax base of the A-share is SEK 15 – SEK 0.83 = SEK 14.17.

Alternative 2 (A-share purchased for SEK 20)

Sales price of the conversion right	1.10
Less tax base 5.5% of SEK 20	–1.10

Capital gain	0.00

The remaining tax base of the A-share is SEK 20 – SEK 1.10 = SEK 18.90.

Alternative 3 (A-share purchased for SEK 30)

Sales price of the conversion right	1.10
Less tax base 5.5% of SEK 30	–1.65

Capital loss	–0.55

The remaining tax base of the A-share is SEK 30 – SEK 1.65 = SEK 28.35.

[3]	In all of the examples it is assumed that the Swedish Tax Agency will approve, on the basis of forthcoming general recommendations, the distribution of the tax base to 5.5% (SEK 1.10/SEK 20= 5.5%), that is, that portion of the conversion right’s market value at the point of issuance of the right, compared to the market value of the A-share prior to the issuance of the conversion right (see under “Receipt of conversion rights” on page 4).

5(9)

Ownership if the proposal is implemented

The total number of A-shares in Ericsson currently represents approximately 97.7% of the voting rights in Ericsson. Following the change in the voting rights attached to the B-shares, the proportion of voting rights attached to the current A-shares will be reduced to approximately 29.7%, if no conversion rights are exercised. If all the conversion rights are exercised for conversion, the number of A-shares will be doubled and their proportion of the voting rights will (everything else equal) be approximately 46.9%.

Assuming all conversion rights are exercised Ericsson’s largest shareholders based on voting rights will hold the following proportion of voting rights.4

Shareholders	Before amendment of the articles of association and conversion[5]		After amendment of the articles of association and full exercise of all conversion rights
1. Investor AB	38.29	% (1)	19.43%
2. AB Industrivärden	27.72	% (2)	13.28%
3. Handelsbankens Pensionsstiftelse	7.21	% (3)	3.00%
4. Fidelity funds[6]	0.12	% (14)	2.92%
5. Livförsäkringsaktiebolaget Skandia	4.45	% (5)	2.63%
6. Handelsbankens Pensionskassa	4.72	% (4)	2.27%
7. Gamla Livförsäkringsaktiebolaget SEB Trygg Liv	1.95	% (6)	1.36%
8. Robur funds	0.06	% (16)	1.34%
9. Nordea’s funds in Sweden and Luxembourg	0.04	% (17)	0.86%
10. Handelsbanken / SPP funds	0.18	% (12)	0.77%

AB Industrivärden, Handelsbankens Pensionsstiftelse, Handelsbankens Pensionskassa and Svenska Handelsbankens Personalstiftelse have announced that they intend to exercise all conversions rights allotted to them for conversion. Investor AB has announced that it will not tender any conversion rights in the Offer and has also undertaken not to dispose of any conversion rights in a manner permitting them being tendered in the Offer. Each Offeror and Livförsäkringsaktiebolaget Skandia have undertaken not to tender conversion rights in the Offer to the extent the number of such conversion rights correspond to the number of A-shares held by each party as of 18 February 2004 (which is the day before the press release of the working group’s proposal was made).

[4]	Based on share holdings as per 28 May 2004 according to information from VPC AB.
[5]	The numbers in parenthesis indicate the shareholders’ order of precedence based on each shareholder’s share of the total voting rights.
[6]	Fidelity funds’ share of the voting rights is based on the most recent available information, which is of 31 December 2003.

6(9)

Information about the Offer

Below follows a summary of the features of the Offer to future holders of conversion rights by a group of major Swedish institutional shareholders in Ericsson (i.e. the Offerors). The description of the Offer in this section is intended as general information only from the Offerors. For further details on the Offer, reference is made to the information brochure that will be prepared in connection with the issuance of conversion rights and the Offer and which will be sent to A-shareholders in Ericsson and made available as described under “Additional information and application form” on page 8.

The Offer

By way of a press release on 21 July 2004, certain major Swedish institutional shareholders, that were members of the working group, formally made an offer to the future holders of conversion rights in Ericsson to acquire their conversion rights for SEK 1.10 in cash per conversion right. No commission will be charged.

Acceptance period

The estimated acceptance period for the Offer is 20 September – 20 October 2004.

Shareholders making the Offer

The Offerors are Alecta Pensionsförsäkring, ömsesidigt, Andra AP-fonden, Arbetsmarknadsförsäkringar, pensionsförsäkringsaktiebolag, Fjärde AP-fonden, Första AP-fonden, Gamla Livförsäkringsaktiebolaget SEB Trygg Liv, Handelsbanken funds, Handelsbanken Liv Försäkrings AB, Nordea’s funds in Sweden and Luxembourg, Robur funds, SEB funds, SPP funds and Tredje AP-fonden.

The scope of the Offer

AB Industrivärden, Handelsbankens Pensionsstiftelse, Handelsbankens Pensionskassa and Svenska Handelsbankens Personalstiftelse have announced that they intend to exercise all conversion rights allotted to them for conversion. Investor AB has announced that it will not tender any conversion rights in the Offer and has also undertaken not to dispose of any conversion rights in a manner permitting them being tendered in the Offer. Each Offeror and Livförsäkringsaktiebolaget Skandia have undertaken not to tender conversion rights in the Offer to the extent the number of such conversion rights corresponds to the number of A-shares held by each party as of 18 February 2004. Accordingly, the Offer does not include conversion rights as now stated. Additionally, the Offer does not include conversion rights held by persons in the United States of America, Australia, Japan or Canada, or by persons whose participation requires additional prospectuses, registration measures or other measures in addition to those required under Swedish law.

Payment

It is estimated that the proceeds for the conversion rights tendered in the Offer will be paid out on or about 29 October 2004.

7(9)

What happens after the general meeting of shareholders?

Provided that the general meeting of shareholders resolves in favour of the proposal to change the difference in voting rights between A-shares and B-shares from 1000:1 to 10:1 and to issue conversion rights, the following will happen after the meeting.

Change in the voting rights attached to the B-share

The Company will register the amended articles of association with the Swedish Companies Registration Office (Bolagsverket) in the beginning of September following which the voting rights attached to each B-share will have been changed from 1/1000 of a vote to 1/10 of a vote.

Allotment of conversion rights

Shareholders registered with VPC AB (the Swedish Securities Register Centre) for A-shares in Ericsson on 10 September 2004 will automatically receive one transferable conversion right for each A-share held in Ericsson. The ex-rights date for trading will be 8 September 2004. This means that, if a person buys A-shares on or after 8 September 2004, such person will not receive conversion rights for these shares. If a person sells A-shares before 8 September 2004, such person will not receive conversion rights for these shares.

Trading on Stockholmsbörsen

It is intended that the conversion rights will be traded on Stockholmsbörsen under the symbol “ERIC SR”. Trading is expected to take place during the period 20 September – 7 December 2004. Banks and stockbrokers will assist in the purchase and sale of conversion rights. Commission may be charged.

Exercise of conversion rights

During the period 20 September – 10 December 2004 the holder of a conversion right may convert one B-share to one A-share. To be able to exercise conversion rights one B-share must be held for the exercise of each conversion right. A request for conversion must be made on a separate application form that will be sent to A-shareholders and made available as described below under “Additional information and application form”.

Ericsson will apply for registration of requested conversions of B-shares to A-shares with the Swedish Companies Registration Office once every month during the period September – December 2004. Each conversion round will be implemented following registration and the making of an entry in Ericsson’s share register. Conversion rights that have not been exercised will be invalid and therefore without value.

The Offer

The Offer from the Offerors to acquire conversion rights for SEK 1.10 kronor per conversion right is estimated to be open during the period 20 September – 20 October 2004 (see also page 7).

Nominee-registered shares

With respect to persons whose A-shares are registered in the name of a nominee, all documentation will be sent to the nominee. Application for exercise of conversion rights and acceptance of the Offer should in this case be made in accordance with instructions from the nominee.

Additional information and application form

On or about 17 September 2004 those who are registered as A-shareholders in Ericsson on 10 September will receive (i) a pre-printed application form for the conversion of B-shares to A-shares and acceptance of the Offer, and (ii) an information brochure with further information on the procedure for those who want to exercise conversion rights, on the trading in conversion rights on Stockholmsbörsen and on the Offer. The information brochure and blank application forms will also be available on Ericsson’s website www.ericsson.com as well as in the branch offices and on the web sites of Handelsbanken and SEB.

8(9)

Proposed amendment of the articles of association

Present wording	Proposed wording
§ 6	§ 6
Shares may be issued in three series, A, B and C. If Shares are issued in different series, Shares of series A may be issued to a total amount of no more than ninety-nine hundred parts and no less than one hundredth part of the total Share Capital of the Company. Shares of series C may be issued to a maximum amount of 158,000,000. In voting at a General Meeting each Share of series A confers one vote and each Share of series B and C, respectively, one thousandth part of one vote.	Shares may be issued in three series, A, B and C. If Shares are issued in different series, Shares of series A may be issued to a total amount of no more than ninety-nine hundred parts and no less than one hundredth part of the total Share Capital of the Company. Shares of series C may be issued to a maximum amount of 158,000,000. In voting at a General Meeting each Share of series A confers one vote, each Share of series B one tenth part of one vote and each Share of series C one thousandth part of one vote.

During the period from 20 September up to and including 10 December 2004, a Share of series B may be converted to a Share of series A by holders of such a special conversion right as was resolved upon at an Extraordinary General Meeting on 31 August 2004.

Request for conversion shall be addressed to the Company within the above-mentioned period and shall specify the number of Shares of series B that shall be converted to Shares of series A. The request shall be made in writing on a separate form and cannot be revoked.

The Company shall apply for registration of the conversion once a month in the period September – December 2004, and the conversion is effected following a registration and an entry in the Company’s Share Register.

Paragraphs two, three, four and five of this section will expire on 31 January 2005 and will thereafter no longer be subject of registration. Application in this respect shall be made by the Company.

9(9)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: July 26, 2004